NEWS RELEASE

STRATASYS RELEASES THIRD QUARTER 2017 FINANCIAL RESULTS

Company reports $155.9 million in revenue

GAAP net loss of $10.2 million, or ($0.19) per diluted share, and non-GAAP net income of
$4.1 million, or $0.08 per diluted share

Company increasing full year 2017 earnings guidance

Minneapolis & Rehovot, Israel, November 14, 2017 — Stratasys Ltd. (Nasdaq: SSYS), a global leader in applied additive technology solutions, announced financial results for the third quarter of 2017.

Q3 2017 Financial Results Summary:

Revenue for the third quarter of 2017 was $155.9 million, compared to $157.2 million for the same period last year.

●	GAAP gross margin was 48.3% for the quarter, compared to a GAAP gross margin of 46.9% for the same period last year.
●	Non-GAAP gross margin was 52.5% for the quarter, compared to 54.0% for the same period last year.
●	GAAP operating loss for the quarter was $6.9 million, compared to a loss of $19.4 million for the same period last year.
●	Non-GAAP operating income for the quarter was $8.1 million, compared to $3.3 million for the same period last year.
●	GAAP net loss for the quarter was $10.2 million, or ($0.19) per diluted share, compared to a loss of $20.8 million, or ($0.40) per diluted share, for the same period last year.
●	Non-GAAP net income for the quarter was $4.1 million, or $0.08 per diluted share, compared to Non-GAAP net income of $0.1 million, or $0.00 per diluted share, reported for the same period last year.

●	The Company generated $4.6 million in cash from operations during the third quarter and ended the period with $302.8 million in cash and cash equivalents.
●	Net R&D expenses for the quarter amounted to $21.8 million, representing 14% of net revenues.

“We achieved significant improvements in operating profit during the third quarter compared to the prior year, driven by our continued focus on aligning our resources to support our long-term strategy of deepening customer engagement and developing high-value applications within our key vertical markets,” said Ilan Levin, Chief Executive Officer of Stratasys. ”Our revenue for the third quarter was partially impacted by several large, multi-system orders that were deferred until October. Driven by a more holistic approach to adopting our solutions, we are observing customer behavior characterized by orders for our products that are made up of multiple systems, which introduces higher quarter-to-quarter variations in order timing.”

Product Milestones:

●

The H2000 Large Part FDM 3D Production System unveiled at IMTS 2016 as the Stratasys Infinite Build 3D Demonstrator, is transitioning into the commercializing phase. The system is designed for large parts made of engineering-grade thermoplastics, including aircraft interior panels, hybrid structures, composite tooling, and large prototypes. Following the successful early installations with our development partners, The Boeing Company and The Ford Motor Company, we recently completed a commercial delivery of an additional H2000 with a new customer.

●

The F123 Series, launched in February 2017, continued to generate very positive traction in the marketplace in the third quarter, as customers increasingly adopt a workgroup oriented approach to design and rapid prototyping that requires a combination of ease-of-use, precision, repeatability, affordability, and material options.

●

GrabCAD Print continues to show strong usage and adoption within our installed base, and has been installed by nearly 18,000 users to date. The software solution has been used to print over 116,000 trays of parts since launch of the product in November 2016, as it increasingly has become available across the Company’s installed base of 3D printing systems.

●

Announced launch of GrabCAD Voxel Print, a new software solution for the J750 3D printing platform that is designed to take PolyJet’s unique full color, multi-material capabilities and add true voxel level control during the design and 3D printing process. The new solution provides users an unprecedented level of material control to facilitate the creation of advanced structures, digital materials, gradient color patterns, internal properties, and textures for applications that include Academic Research, Product Design, Biomedical, Art, Design and Animation.

●

Announced availability of MakerBot Labs, an experimental platform for engineers and developers that gives advanced users the freedom and ability to experiment with new, innovative materials and software settings to develop new capabilities and applications while using MakerBot desktop 3D printing systems. The platform includes the MakerBot Experimental Extruder with interchangeable nozzles and access to custom print modes for experimenting with more advanced materials, the MakerBot Labs Community on Thingiverse, and access to MakerBot APIs for optimization and customization of MakerBot hardware.

“We continue to focus on growing our addressable market with new product introductions that meet the needs of customers within our key vertical markets,” continued Levin. “We are pleased with the positive traction that our F123 Series and GrabCAD Print are experiencing, and are encouraged by the continued progress towards further commercialization of our H2000 Large Part FDM 3D Production System. In addition, we have increased our earnings guidance to reflect the positive impact of our operating cost alignment initiatives and focus on our core strategy.”

Financial Guidance:
Stratasys today updated previously provided guidance for 2017. The Company’s guidance for projected revenue and net income (loss) for the fiscal year ending December 31, 2017 is as follows:

●	Revenue guidance of $655 to $670 million, compared to previous guidance of $645 to $680 million.
●	GAAP net loss of $39 to $31 million, or ($0.73) to ($0.59) per diluted share, compared to previous guidance of GAAP net loss of $53 to $39 million, or ($1.00) to ($0.73) per diluted share.
●

Non-GAAP net income in the range of $22 to $26 million, or $0.40 to $0.48 per diluted share, compared to previous guidance of non-GAAP net income in the range of $10 to $20 million, or $0.19 to $0.37 per diluted share.

Stratasys provided the following additional guidance regarding the Company’s projected performance and strategic plans for 2017:

●	Non-GAAP operating margin guidance of 5% to 6%, compared to previous guidance of non-GAAP operating margin of 3% to 5%.
●	Capital expenditures guidance of $20 to $30 million.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income will be the best measure of performance.

Non-GAAP earnings guidance for 2017 excludes $34 million of projected amortization of intangible assets; $17 to $18 million of share-based compensation expense; $3 to $4 million in merger and acquisition related expense; and $6 to $8 million in reorganization and other related costs; and includes $3 to $4 million in tax expenses related to non-GAAP adjustments.

Stratasys Ltd. Q3 2017 Conference Call Details

The Company plans to hold a conference call to discuss its third quarter financial results on Tuesday, November 14, 2017 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the "Investors" tab; or directly at the following web address: https://edge.media-server.com/m6/p/cvm4w4jn.

To participate by telephone, the domestic dial-in number is (866) 394-5776 and the international dial-in is (409) 350-3596. The access code is 92508829.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys Web site or by accessing the provided web address.

Stratasys (NASDAQ: SSYS) is a global leader in applied additive technology solutions for industries including Aerospace, Automotive, Healthcare, Consumer Products and Education. For nearly 30 years, a deep and ongoing focus on customers’ business requirements has fueled purposeful innovations—1,200 granted and pending additive technology patents to date—that create new value across product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Stratasys 3D printing ecosystem of solutions and expertise—advanced materials; software with voxel level control; precise, repeatable and reliable FDM and PolyJet 3D printers; application-based expert services; on-demand parts and industry-defining partnerships—works to ensure seamless integration into each customer’s evolving workflow. Fulfilling the real-world potential of additive, Stratasys delivers breakthrough industry-specific applications that accelerate business processes, optimize value chains and drive business performance improvements for thousands of future-ready leaders around the world.
Corporate Headquarters: Minneapolis, Minnesota and Rehovot, Israel.
Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys and Fortus are registered trademarks and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: potential declines in the prices of our products and services, or volume of our sales, due to decreased demand in the 3D printing market; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, or in political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2016 Annual Report on Form 20-F, filed with the SEC on March 9, 2017, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Report on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and nine months ended, September 30, 2017, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, (ii) Stratasys’ 2016 Annual Report, and (iii) Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands, except share data)
	Sep 30,	December 31,
	2017	2016
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$302,795	$280,328
Accounts receivable, net	120,504	120,411
Inventories	124,056	117,521
Net investment in sales-type leases	8,499	11,717
Prepaid expenses	7,167	7,571
Other current assets	19,635	15,491

Total current assets	582,656	553,039

Non-current assets
Net investment in sales-type leases - long term	5,844	12,126
Property, plant and equipment, net	202,995	208,415
Goodwill	386,887	385,629
Other intangible assets, net	152,807	177,458
Other non-current assets	32,137	29,382

Total non-current assets	780,670	813,010

Total assets	$1,363,326	$1,366,049

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$44,490	$40,933
Current portion of long-term debt	3,714	3,714
Accrued expenses and other current liabilities	28,486	32,207
Accrued compensation and related benefits	34,338	34,186
Obligations in connection with acquisitions	-	3,619
Deferred revenues	51,834	49,952

Total current liabilities	162,862	164,611

Non-current liabilities
Long-term debt	19,500	22,286
Deferred tax liabilities	2,625	5,952
Deferred revenues - long-term	14,181	12,922
Other non-current liabilities	28,682	22,251

Total non-current liabilities	64,988	63,411

Total liabilities	227,850	228,022

Redeemable non-controlling interests	1,721	2,029

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 53,202 thousands shares and 52,639 thousands shares issued and outstanding at September 30, 2017 and December 31, 2016, respectively	143	142
Additional paid-in capital	2,655,754	2,633,129
Accumulated other comprehensive loss	(8,276)	(13,479)
Accumulated deficit	(1,513,926)	(1,483,925)
Equity attributable to Stratasys Ltd.	1,133,695	1,135,867
Non-controlling interests	60	131

Total equity	1,133,755	1,135,998

Total liabilities and equity	$1,363,326	$1,366,049

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended Sep 30,		Nine Months Ended Sep 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$108,401	$110,083	$344,509	$352,475
Services	47,466	47,093	144,510	144,680
	155,867	157,176	489,019	497,155
Cost of sales
Products	49,840	54,332	159,043	172,683
Services	30,788	29,163	94,465	90,090
	80,628	83,495	253,508	262,773
Gross profit	75,239	73,681	235,511	234,382

Operating expenses
Research and development, net	21,767	23,993	69,652	73,474
Selling, general and administrative	60,280	69,069	189,028	218,340
Change in the fair value of obligations in connection with acquisitions	65	(24)	1,378	116
	82,112	93,038	260,058	291,930
Operating loss	(6,873)	(19,357)	(24,547)	(57,548)

Financial income, net	(305)	104	380	1,216
Loss before income taxes	(7,178)	(19,253)	(24,167)	(56,332)

Income tax expenses	2,571	1,538	5,205	6,283

Share in losses of associated company	(489)	(182)	(1,006)	(182)

Net loss	(10,238)	(20,973)	(30,378)	(62,797)

Net loss attributable to non-controlling interests	(81)	(146)	(377)	(339)

Net loss attributable to Stratasys Ltd.	$(10,157)	$(20,827)	$(30,001)	$(62,458)

Net loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(0.19)	$(0.40)	$(0.57)	$(1.20)

Weighted average ordinary shares outstanding - basic and diluted	53,012	52,432	52,827	52,232

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Three Months Ended Sep 30,
		2017	Non-GAAP	2017	2016	Non-GAAP	2016
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$75,239	$6,598	$81,837	$73,681	$11,248	$84,929
	Operating income (loss) (1,2)	(6,873)	14,933	8,060	(19,357)	22,651	3,294
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(10,157)	14,299	4,142	(20,827)	20,936	109
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.19)	$0.27	$0.08	$(0.40)	$0.40	$0.00

(1)	Acquired intangible assets amortization expense		5,688			10,394
	Non-cash stock-based compensation expense		642			680
	Reorganization and other related costs		72			249
	Merger and acquisition and other expense		196			(75)
			6,598			11,248

(2)	Acquired intangible assets amortization expense		2,593			3,697
	Non-cash stock-based compensation expense		4,256			4,105
	Change in fair value of obligations in connection with acquisitions		65			(24)
	Reorganization and other related costs		383			1,959
	Merger and acquisition and other expense		1,038			1,666
			8,335			11,403
			14,933			22,651

(3)	Corresponding tax effect		(836)			(1,998)
	Amortization expense of associated company		202			283
			$14,299			$20,936

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,012		53,664	52,432		53,168

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Nine Months Ended Sep 30,
		2017	Non-GAAP	2017	2016	Non-GAAP	2016
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$235,511	$19,996	$255,507	$234,382	$39,241	$273,623
	Operating income (loss) (1,2)	(24,547)	47,708	23,161	(57,548)	74,996	17,448
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(30,001)	45,729	15,728	(62,458)	69,401	6,943
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.57)	$0.86	$0.29	$(1.20)	$1.33	$0.13

(1)	Acquired intangible assets amortization expense		17,081			31,318
	Impairment charges of other intangible assets		-			1,779
	Non-cash stock-based compensation expense		2,084			2,132
	Reorganization and other related costs		303			3,570
	Merger and acquisition and other expense		528			442
			19,996			39,241

(2)	Acquired intangible assets amortization expense		7,725			11,079
	Non-cash stock-based compensation expense		12,049			13,755
	Change in fair value of obligations in connection with acquisitions		1,378			116
	Reorganization and other related costs		2,667			3,420
	Merger and acquisition and other expense		3,893			7,385
			27,712			35,755
			47,708			74,996

(3)	Corresponding tax effect		(2,571)			(5,878)
	Amortization expense of associated company		592			283
			$45,729			$69,401

(4)	Weighted average number of ordinary shares outstanding- Diluted	52,827		53,521	52,232		53,182

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward-Looking Guidance

Fiscal Year 2017

(in millions, except per share data)
GAAP net loss	($39) to ($31)

Adjustments
Stock-based compensation expense	$17 to $18
Intangible assets amortization expense	$34
Merger and acquisition related expense	$3 to $4
Reorganization and other related costs	$6-$8
Tax expense related to Non-GAAP adjustments	($3) to ($4)

Non-GAAP net income	$22 to $26

GAAP loss per share	($0.73) to ($0.59)

Non-GAAP diluted earnings per share	$0.40 to $0.48